Inland Real Estate Corporation
                              Sticker Supplement


This Supplement No. 2 to the Company's Prospectus updates certain information in the sections of the Prospectus entitled "Real Property Investments" and "Plan of Distribution". Unless otherwise defined, capitalized terms used herein shall have the same meaning as in the Prospectus.


                           Real Property Investments

On April 16, 1998, the Company acquired the entire fee simple interest in a Community Center located at 7101 10th Street North in Oakdale, Minnesota known as "Bergen Plaza" from an unaffiliated third party for a purchase price of approximately $17,247,680.


                             Plan of Distribution

The Company commenced the offering on April 7, 1998. As of April 20, 1998, the Company had accepted subscriptions for 124,773 shares ($1,242,124 net of Selling Commissions, the Marketing Contribution and the Due Diligence Expense Allowance Fee). Inland Securities Corporation, an Affiliate of the Advisor, serves as dealer-manager of the Offering and is entitled to receive selling commissions and certain other fees, as referenced in the Prospectus. As of April 20, 1998, these commissions and fees totaled $130,388. An Affiliate of the Advisor is also entitled to receive Property Management Fees for management and leasing services.






                               SUPPLEMENT NO. 2
                             DATED APRIL 21, 1998
                     TO THE PROSPECTUS DATED APRIL 7, 1998
                       OF INLAND REAL ESTATE CORPORATION

This Supplement No. 2 is provided for the purpose of supplementing the Prospectus dated April 7, 1998 of Inland Real Estate Corporation (the "Company") as previously supplemented by Supplement No. 1 dated April 9, 1998, and must be read in conjunction therewith. This Supplement No. 2 updates certain information in the sections of the Prospectus entitled "Real Property Investments" and "Plan of Distribution." Unless otherwise defined, capitalized terms used herein shall have the same meaning as in the Prospectus.


                           Real Property Investments

Bergen Plaza, Oakdale, Minnesota

On April 16, 1998, the Company acquired the entire fee simple interest in a Community Center located at 7101 10th Street North in Oakdale, Minnesota known as "Bergen Plaza" from Bergen Investments L.L.C., an unaffiliated third party, for approximately $17,247,680 (approximately $63.74 per square foot). The purchase price was funded using cash and cash equivalents. The Company believes that the purchase price was fair and reasonable and within the range of values indicated in an appraisal received by the Company and presented to the Company's board of directors.

Bergen Plaza, built in 1978 and expanded to in 1988 through 1990, consists of a multi-tenant retail center complex consisting of five buildings aggregating
270,610 rentable square feet. As of April 20, 1998, Bergen Plaza was 98% leased (100% leased if the master lease, which lasts for 24 months, is considered). In evaluating Bergen Plaza as a potential acquisition, the Company considered a variety of factors including location, demographics, tenant mix, price per square foot, existing rental rates compared to market rates, and occupancy. The Company believes that the center is located within a vibrant economic area and that the grocery anchor tenant enhances our first acquisition in the Minnesota market. Although approximately 56% of the rentable square feet at Bergen Plaza is leased to two tenants, the Company believes that retenanting of any space which is vacated in the future should be accomplished relatively quickly and at rental rates comparable to those currently paid by the tenants at the facility. The Company did not consider any other factors materially relevant to the decision to acquire the property.

The Company anticipates spending approximately $225,000 for roof and parking lot repairs to Bergen Plaza over the next few years. The Company received a credit at closing of approximately $225,000 toward these costs.

The table below sets forth certain information with respect to the occupancy rate at Bergen Plaza expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot:

                                     Occupancy Rate
                                          as of                    Effective
            Year Ending               December 31,               Annual Rental
           December 31,               of Each Year               Per Square Ft
           ------------               ------------               -------------

               1997                      97.57%                      $6.47
               1996                      93.27                        6.46
               1995                      96.53                        6.09
               1994                      95.77                        6.20
               1993                      93.72                        6.30

Tenants leasing more than 10% of the total square footage include Rainbow Foods, a grocery store and Kmart, a discount department store. These leases require the payment of base annual rent, payable monthly as follows:

                                           Base Rent
                                          Per Square
                  Square Feet  % of Total   Foot Per         Lease Term
  Lessee            Leased    Square Feet    Annum      Beginning       To
-----------       ----------- ----------- ------------ ------------ ---------

Rainbow Foods       64,189       24%      $  6.20       Currently    07/31/09
  Option 1                                   6.20       08/01/09     07/31/24

Kmart               87,680       32          3.14       Currently    10/31/04


For federal income tax purposes, the Company's depreciable basis in Bergen Plaza will be approximately $13,000,000. Depreciation expense, for tax purposes, will be computed using the straight-line method. Buildings and improvements are depreciated based upon estimated useful lives of 40 years.

Real estate taxes paid in 1997 for the 1997 tax year (the most recent tax year for which information is generally available) were $751,354.

On April 20, 1998, a total of 265,411 square feet was leased to thirty-eight tenants at Bergen Plaza. The following tables set forth certain information with respect to the amount of and expiration of the leases at this Community
Center:

                  Square Feet   Lease     Renewal     Current        Rent per
  Lessee            Leased      Ends      Option     Annual Rent    Square Foot
  ------          ----------    -----     ------     -----------    -----------

Rainbow Foods       64,189      07/09    1/15 yr.     $397,968        $ 6.20
Kmart               87,680      10/04        -         275,315          3.14
Burger King          3,100      06/09        -          73,067         23.57
Big Top Liquors      7,200      10/99        -          58,968          8.19

                  Square Feet   Lease     Renewal     Current        Rent per
  Lessee            Leased      Ends      Option     Annual Rent    Square Foot
  ------          ----------    -----     ------     -----------    -----------
Hunan Garden
  Restaurant         4,050      09/99     1/5 yr.       36,450          9.00
Carpet Mart          4,800      11/02        -          24,000          5.00
True Value Hardware  3,777      01/07    1/10 yr.       12,000          3.18
Petco               19,513      04/06    1/10 yr.      107,321          5.50
Classroom
  Connections        4,200      07/99        -          37,800          9.00
Grand Tan            2,437      01/99        -          24,370         10.00
Bubbles Ultra
  Cleaning           1,600      09/00        -          17,600         11.00
Pack 'N Mail         1,600      09/99        -          12,960          8.10
Outlaw's R.C. World  1,600      07/01        -          17,600         11.00
One Hour
  Martinizing        1,600      07/99        -          20,000         12.50
Streg Hair Design    1,600      12/99        -          19,200         12.00
P.J. Sportsbar       3,002      08/01        -          31,521         10.50
Bon Jons Flowers     2,000      02/00     1/5 yr.       18,000          9.00
Pioneer Credit
  Union              5,881      01/06    1/10 yr.       41,994          7.14
Rack 'em Up
  Billiards          5,592      02/99        -          44,736          8.00
Jo Bridal & Tuxedo   3,118      05/02        -          32,739         10.50
First Nail             528      07/99     1/3 yr.        6,336         12.00
Fan Man              1,400      11/98        -          11,200          8.00
Ideas for Framing    1,400      09/99        -          14,420         10.30
Gourmet Coffee       1,400      09/98        -          15,400         11.00
Little Caesar's
  Pizza              1,392      12/99    1/10 yr.       13,920         10.00
Groe One-hour Photo  1,500      04/03        -          18,756         12.50
Great Clips          1,200      10/99        -          16,800         14.00
Bartlett
  Chiropratic          900      01/00        -          13,500         15.00
Western State Bank   3,200      07/03     1/9 yr.       36,800         11.50
Dr. Coyle Pet
  Clinic             1,384      06/99        -          16,608         12.00
Smokers Haven        1,045      03/00     1/3 yr.       16,719         16.00
Cousins Submarine
  Sandwich           2,052      04/02     1/7 yr.       20,520         10.00
Cost Cutters         1,200      09/02        -          18,000         15.00
Oakdale Optical      1,200      05/02        -          15,120         12.60
Blockbuster Video    6,615      05/02    1/10 yr.       85,983         13.00
Dr. Timm, D.D.S.     1,000      08/99        -          17,000         17.00
Miniapple
  Montessori         4,824      05/02        -          64,786         13.43
Erik's Bike Shop     4,632      05/03        -          37,056          8.00
Vacant               5,199

                                                              Average     Percent of    Percent of
                                                              Base Rent      Total      Annual Base
                        Approx. GLA  Annual Base    Total     Per Square  Building  GLA    Rent
  Year       Number of  of Expiring   Rent of       Annual    Foot Under   Represented  Represented
 Ending       Leases      Leases     Expiring       Base      Expiring     by Expiring  By Expiring
December 31, Expiring   (Sq. Ft.)    Leases        Rent (1)   Leases        Leases        Leases
-----------  ---------  ----------- -----------  -----------  ----------  ------------- -----------

   1998          3         6,000    $ 63,400     $1,782,831   $ 10.57         2.22%         3.56%

   1999         14        35,183     339,568      1,725,031      9.65        13.00         19.68

   2000          4         5,545      65,820      1,395,078     11.87         2.05          4.72

   2001          2         4,602      51,521      1,338,861     11.20         1.70          3.85

   2002          7        23,809     320,650      1,298,712     13.47         8.80         24.69

   2003          2         6,132      55,806        978,062      9.10         2.27          5.71

   2004          1        87,680     275,312        922,256      3.14        32.40         29.85

   2005          -          -           -           646,941       -            -             -

   2006          2        25,394     149,312        646,941      5.88         9.38         23.08

   2007          1         3,777      26,590        497,629      7.04         1.40          5.34


(1) No assumptions were made regarding the releasing of expired leases.  It is the opinion of the Company's management that the space will be released at market rates.




The Company received an appraisal prepared by an independent appraiser who is a member in good standing of the American Institute of Real Estate Appraisers which reported a fair market value for the Bergen Plaza property, as of
February 20, 1998, of $17,770,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

                             Plan of Distribution

The Company commenced the Offering on April 7, 1998, and as of April 20, 1998 had accepted subscriptions for 124,773 shares ($1,242,124 net of Selling Commissions, the Marketing Contribution and the Due Diligence Expense Allowance
Fees).

Inland Securities Corporation, an Affiliate of the Advisor, serves as dealer manager of the Offering and is entitled to receive selling commissions and certain other fees, as referenced in the Prospectus. As of April 20, 1998, these commissions and fees totaled $130,388. An Affiliate of the Advisor is also entitled to receive Property Management Fees for management and leasing services. The Company incurred Property Management Fees of approximately $1,120,000 for the year ended December 31, 1997 and $229,307 for the year ended December 31, 1996. The Advisor may also receive an annual Advisor Asset Management Fee of not more than 1% of the Average Invested Assets, paid quarterly. For the year ended December 31, 1997, the Company had incurred Advisor Asset Management Fees of $843,000.